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Salah Mahyaoui + 33 6 73 68 78 88 Anne Bancillon + 33 6 86 31 03 89	Nicole Heine + 32 478 55 98 36 nicole.heine@eortc.be

The Eloxatin®-based regimen (FOLFOX4) significantly
improved progression free survival when given before

and after surgery in patients with resectable liver metastases from colorectal cancer

- Presentation at ASCO Plenary Session Reports

EORTC 40983 (EPOC) Intergroup Study Results -

Paris, France - June 4, 2007 – Results of the randomized phase III EORTC 40983 Intergroup study, or EPOC (Eloxatin Peri-Operative Chemotherapy) study, demonstrate for the first time that peri-operative (pre and post surgery) FOLFOX4 (Eloxatin® (oxaliplatin injection) in combination with a standard chemotherapy regimen for colon cancer, 5-fluorouracil/leucovorin (5-FU/LV)), given to patients with resectable liver metastases from colorectal cancer significantly improved Progression-Free Survival (PFS) compared to surgery alone. 1 (PFS is the time from the start of therapy until disease progression or death).

The EPOC study results were presented today at the Plenary Session of the 43rd Annual Meeting of the American Society of Clinical Oncology (ASCO) in Chicago, IL.

At a median follow-up of three years, FOLFOX4 treatment given before and after surgery significantly improved PFS by 9.2% and reduced the risk of relapse by 27% (HR=0.73, p=0.025) among patients for whom resection was successful.1 When evaluating results among all randomized patients, including the 61 patients who were not able to undergo liver metastases resection or were ineligible, FOLFOX4 did not significantly improve PFS compared to surgery alone (7.2% absolute difference, p=0.058).1

However, when taking into account all eligible patients (171 in each arm), even those not resected, FOLFOX4 treatment significantly improved PFS by 8.1% and reduced the risk of relapse by 23% (H=0.77, CI:0.60-1.00 ; p=0.041).1

Results showed that FOLFOX4 given before resection did not prevent patients’ ability to undergo surgery1.

The most common adverse events were, with the preoperative chemotherapy: diarrhea (Grade3: 8.2%), sensory neuropathy (Grade3: 2.3%), neutropenia (Grade3/4:18.1%); and with the post-operative chemotherapy: sensory neuropathy (Grade3: 9.6%), neutropenia (Grade3/4: 34.8%).

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They were 25.2% surgical complication in the peri-operative chemotherapy arm and 15.9% in the surgery alone arm (P=0.04); the operative mortality remains very low(<1%) whatever the treatment arm: two deaths after surgery in the standard arm and one in the experimental arm.1

“The EPOC study is an ambitious trial and the largest clinical trial of its kind conducted in this patient group. Its success is due largely to the international cooperation and the multidisciplinary team effort of healthcare professionals,” said principal investigator Professor Bernard Nordlinger, past chairman of the EORTC GI group, chair of the Department of Surgery and Oncology, Hospital Ambroise Pare, Assistance Publique-Hôpitaux de Paris, Boulogne, France. “These results suggest that the treatment paradigm for colorectal cancer liver metastases may change to include peri-operative oxaliplatin-based chemotherapy.”

About the EPOC Study

The EPOC Study is a randomized multicenter phase III intergroup study sponsored and conducted by the EORTC (European Organization for Research and Treatment of Cancer), in collaboration with AGITG (Australasian Gastro-Intestinal Trials Group), EORTC GITCCG (EORTC Gastrointestinal Tract Cancer Co-operative Group); ALM-CAO (Arbeitsgruppe Lebermetastasen und –tumoren in der Chirurgischen Arbeitsgemeinschaft Onkologie), CRUK (Cancer Research UK) and FFCD (Fondation Française de Cancérologie Digestive).

This trial evaluated the benefit of combining peri-operative chemotherapy and surgery for patients with resectable liver metastases from colorectal cancer.1 Progression-Free Survival (PFS) was the primary endpoint.1 The objective of the trial was to demonstrate a 40% increase in median PFS, with 80% power and two-sided significance level of 5%, resulting in HR=0.71.1

A total of 364 patients with up to four liver metastases initially considered resectable, were randomly assigned to be treated by either surgery alone (standard regimen) or with the experimental treatment: peri-operative FOLFOX4 – six cycles for three months before and six cycles for three months after surgery.1 In the experimental arm, 151 patients’ liver metastases were resected; of these, 115 patients (63%) received post-operative chemotherapy. In the standard arm, 152 patients’ liver metastases were resected.1

About Colorectal cancer

Colorectal cancer is a leading cause of death. Every year, about one million new cases of colorectal cancer are diagnosed worldwide.2 About 381,000 new cases are detected in Europe.3 According to the American Cancer Society, colorectal cancer is the third leading cause of cancer-related death in the U.S., accounting for about 10% of all cancer deaths.4 Over a lifetime, about one in 18 people develop colorectal cancer,5 and more than 52,000 people are expected to die from it in the U.S. this year.4 In Europe, 204,000 people die from colorectal cancer each year.6

Colorectal cancer begins in the cells that line the colon or rectum.7 When these cancer cells spread away from the colon to distant locations in the body, the cancer is referred to as metastatic. Cancer cells may spread, or metastasize, through the blood or lymphatic system, or directly grow into tissues adjacent to the original cancer. 7 A diagnosis of colorectal cancer is associated with a stage, which reflects the extent of the cancer and whether it has spread. Patients with colorectal cancer that has spread to distant organs or tissues are said to have advanced, or metastatic, colorectal cancer, also known as stage IV colorectal cancer. It is estimated that about half of all colon cancer patients will develop liver metastases, found either at first diagnosis or recurrence after treatment. Resectable liver metastases (the type of liver metastases seen in patients in this trial) occur in approximately 10-20% of patients.8,9

About Eloxatin®

In Europe

Eloxatin® received approval in France for the second-line treatment of metastatic colorectal cancer in April 1996, and as a first-line treatment in April 1998. In July 1999, Eloxatin® was approved for the first-line treatment of advanced colorectal cancer in major European countries through the Mutual Recognition Procedure, France being the Reference Member State.

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Eloxatin® successfully completed a Mutual Recognition Procedure in Europe in December 2003, which allowed the product to be marketed for the treatment of metastatic colorectal cancer in combination with 5-fluorouracil and folinic acid (i.e., in first- and second-line treatment).

In September 2004, the indication for Eloxatin® was extended in Europe, again through the Mutual Recognition Procedure, to include the "Adjuvant treatment of stage III (Dukes' C) colon cancer after complete resection of primary tumour."

In the United States

In the United States, Eloxatin®, in combination with infusional 5-FU/LV, received approval on January 9, 2004, for the first-line treatment of advanced carcinoma of the colon or rectum (ie. first therapy for patients with metastatic colorectal cancer). This same Eloxatin®-based combination had initially (August 2002) received FDA approval for second-line treatment, (ie. therapy for previously treated patients with metastatic colorectal cancer). On November 4, 2004, this Eloxatin®-based regimen was approved for the adjuvant treatment of stage III (Dukes' C) colon cancer after complete resection of the primary tumour. Eloxatin® is currently not approved in pancreatic cancer or in stomach (gastric) cancer. Eloxatin® was developed in association with Debiopharm SA and is currently marketed by sanofi-aventis in more than 60 countries.

About sanofi-aventis

Sanofi-aventis is one of the world’s leading pharmaceutical companies, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions.  Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006.  Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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References:

1.

Nordlinger B, et al. Final efficacy results of the EORTC Intergroup randomized phase III study 40983. Peri-operative FOLFOX4 chemotherapy and surgery for respectable liver metastases from colorectal cancer. Abstract accepted for presentation at the 43rd Annual Meeting of the American Society of Clinical Oncology.

2.	World Health Organization. Global cancer rates could increase by 50% to 15 million by 2020. Press release 4.3.2003. Available at : http://www.who.int/mediacentre/news/releases/2003/pr27/en/
3.	Boyle P, Ferlay J. Cancer incidence and mortality in Europe, 2004. Annals of Oncology 2005 16(3):481-488; doi:10.1093/annonc/mdi098. Accessed 5.16.07.
4.	American Cancer Society. Leading sites of new cancer cases and deaths. 2007 Estimates. Available at: http://www.cancer.org/downloads/stt/CFF2007LeadingSites.pdf Accessed 5.16.07.
5.	Oncology Nursing Society. Colorectal Cancer Patient Resource Area. Available at: http://www.ons.org/patientEd/Disease/ Accessed 5.16.07.
6.	Stat Bite: Colorectal cancer mortality in Europe. JNCI Journal of the National Cancer Institute 2007 99(9):670; doi:10.1093/jnci/djk187
7.

American Cancer Society. Detailed Guide: Colon and Rectum Cancer – What is Colorectal Cancer. Available at: http://www.cancer.org/docroot/CRI/content/CRI 2 4 1x What Is Colon and Rectum Cancer.asp?sitearea=. Accessed May 16, 2007.

8.	National Cancer Institute. Liver metastasis. Available at: http://www.cancer.gov/cancertopics/pdq/treatment/colon/HealthProfessional/page9#Section_221. Accessed 4.23.07.
9.	National Comprehensive Cancer Network. NCCN Clinical Practice Guidelines in Oncology. Available at: http://www.nccn.org/professionals/physician_gls/PDF/colon.pdf.

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